IMARA Inc.

116 Huntington Avenue, 6th Floor

Boston, MA 02116

March 9, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tonya K. Aldave

Re:	IMARA Inc.
Registration Statement on Form S-1
File No. 333-236465
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, IMARA Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-236465), as amended, so that it may become effective at 4:00 p.m. Eastern time on March 11, 2020, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Securities and Exchange Commission.

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Very truly yours,

IMARA Inc.

By:	/s/ Rahul D. Ballal
Name: Rahul D. Ballal, Ph.D.
Title: President and Chief Executive Officer